Mary T. Payne Direct Phone: +1 202 414 9483 Email: mpayne@reedsmith.com	Reed Smith LLP 1301 K Street, N.W. Suite 1100 - East Tower Washington, D.C. 20005-3373 +1 202 414 9200 Fax +1 202 414 9299 reedsmith.com

March 5, 2013

VIA EDGAR SUBMISSION

Dominic Minore, Esq.

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	LocalShares Investment Trust

Pre-Effective Amendment No. 1 to the

Registration Statement on Form N-1A

Registration Nos. 333-184163; 811-22755

Dear Mr. Minore:

This letter responds to comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), pursuant to the Staff’s letter of October 25, 2012, with respect to the Registration Statement on Form N-1A for the NashvilleETF (the “Fund”), which is a series of the LocalShares Investment Trust (the “Trust”). For convenience, each of the Staff’s comments is repeated below, with responses immediately following.

The responses to these comments are included, as appropriate, in Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A for the Fund (the “Amendment”), which we are simultaneously transmitting for filing under the Securities Act of 1933 (the “Securities Act”). In addition, we have made certain editorial revisions to the disclosure in the Amendment. Capitalized terms have the same meaning as in the Amendment.

Dominic Minore, Esq.

March 5, 2013

General

1.      Comment:

We note that LocalShares, Inc. and the Trust have applied for an order under section 6(c) for exemptive relief from certain provisions of the Investment Company Act of 1940 (the “1940 Act”). Please confirm in your response letter that the disclosure contained in the registration statement is and will continue to be in compliance with all of the terms and conditions of the application and order. In this regard, please note that the staff is of the view that it would be inappropriate to accelerate the registration statement prior to such time as the applicants receive an order granting the requested exemptive relief. Also, please advise us if you expect to submit any additional exemptive applications or no-action requests in connection with your registration statement.

Response:

LocalShares, Inc. (the “Adviser”) and the Trust have applied for an order for exemptive relief from certain provisions of the Investment Company Act of 1940 (the “1940 Act”). We have received Staff comments on the exemptive application and anticipate filing an amended and restated application in the next few weeks. The disclosure contained in the registration statement is and will continue to be in compliance with all of the terms and conditions of the application and order. We understand that the registration statement will not be accelerated prior to the receipt of the order granting exemptive relief. At this time, the Adviser does not expect to submit any additional exemptive applications or no-action requests in connection with this registration statement.

Prospectus Front Cover Page

2.      Comment:

Delete the first four paragraphs and instead disclose that LocalShares Investment Trust is a registered investment company offering shares of the Fund, which is an exchange traded fund, and that Fund shares are not individually redeemable by the Fund but rather trade on the NYSE Arca, Inc. in individual share lots.

Response:

We have streamlined the disclosure on the cover page.

Fees and Expenses of the Fund (page 1)

3.      Comment:

The fee table presentation should be limited to the disclosure required or permitted by Item 3 to Form N-1A. Accordingly, please delete the second sentence of the first paragraph.

Dominic Minore, Esq.

March 5, 2013

Response:

The second sentence of the first paragraph has been deleted in the Amendment.

4.      Comment:

Disclose in a footnote to the table that “Other Expenses” are based on estimated amounts for the current fiscal year.

Response:

The Amendment reflects the requested footnote. However, the management fee is now structured as a unified fee and “Other Expenses” are estimated to be zero.

5.      Comment:

In light of the fact that gross expenses are estimated to equal 0.49%, please delete the last two line items from the table and move the information contained in the asterisked footnote to the location in the prospectus that presents that information required by Item 10 of Form N-1A.

Response:

The last two lines of the fee table and the asterisked footnote have been deleted in light of the change to a unified fee structure.

6.      Comment:

We note the absence of the “Acquired Fund Fees & Expenses” line item from the Fund’s fee table. Please confirm to us in your response letter that the Fund will not during its first year of operations make investments in an “Acquired Fund” at the level that triggers the need for the additional line item of Acquired Fund Fees & Expenses. If no such additional line item is required, please indicate in your response letter that any applicable Acquired Fund Fees & Expenses is nonetheless included in “Other Expenses” or that the Fund does not intend to invest in an Acquired Fund.

Response:

The Fund does not intend to invest in an Acquired Fund. Accordingly, the additional line item for “Acquired Fund Fees & Expenses” is not needed.

Example (page 1)

7.      Comment:

Revise the first paragraph to limit the disclosure to that which is required or permitted by Item 3 to Form N-lA.

Dominic Minore, Esq.

March 5, 2013

Response:

The first paragraph has been revised to track the language of Item 3, as permitted to be modified by Instruction 1(e). One word has been changed in the second sentence of the paragraph (“sell” instead of “redeem”), which is necessary to appropriately reflect the nature of an exchange-traded fund and not create investor confusion.

Principal Investment Strategies of the Fund (page 2)

8.      Comment:

In your response letter, please explain whether the Fund’s policy to exclude securities lending collateral from the requirement that the Fund invest at least 80% of its total assets in securities that comprise the LocalShares Nashville Index satisfies the requirements of Rule 35d-1 under the 1940 Act.

Response:

The Amendment has been revised on page 5 to make it clear that the Fund has adopted a non-fundamental policy of investing at least 80% of its net assets in the component securities of the LocalShares Nashville Index, without any exclusion for securities lending collateral. Accordingly, the Fund will satisfy the requirements of Rule 35d-1 in all circumstances. The Fund, however, does not intend to lend securities in excess of 10% of its net assets.

9.      Comment:

Disclose why the Fund, as a principal investment strategy, is focusing on investing in companies that have corporate headquarters in the Nashville, Tennessee region. Will all of the Fund’s investee companies also either earn a substantial amount of their revenues from, or have a substantial amount of assets located in, the Nashville, Tennessee region?

Response:

The Fund will be tracking an index that includes only companies with their corporate headquarters in the Nashville, Tennessee region. The index was designed based on a theory that certain regions attract successful companies based on their tax structures, corporate incentives, demographics, legislation, qualified workforce, cost of living, etc. Accordingly, the location of the corporate headquarters is the best means of identifying companies for such an index. There is no basis to anticipate that the component securities of the index at any given time will be issued by companies that earn a substantial amount of their revenues from, or have a substantial amount of assets located in, the Nashville, Tennessee region. The Fund does not believe that any disclosure explaining the reason why the index was designed in a particular way is necessary, as long as the operation of the index is disclosed clearly. Accordingly, the Fund declines to include the requested disclosure.

Dominic Minore, Esq.

March 5, 2013

10.    Comment:

In your response letter, please confirm that each constituent security comprising the LocalShares Nashville Index principally trades in a market possessing sufficient depth and liquidity so as to enable the Creation Unit holders the opportunity to enter into arbitrage transactions in respect of shares of the Fund.

Response:

The Fund believes that each constituent security comprising the LocalShares Nashville Index principally trades in a market possessing sufficient depth and liquidity so as to enable the Creation Unit holders the opportunity to enter into arbitrage transactions in respect of shares of the Fund. In this regard, it is important to note that the component securities of the index will meet the listing requirements of the NYSE Arca, Inc. applicable to equity exchange-traded funds. It is also anticipated that NYSE Arca, Inc. will act as the index provider for the index.

11.    Comment:

Disclose how investors may access publicly available information about the LocalShares Nashville Index and the Index Provider’s applicable index methodology.

Response:

As noted in the prior response, the Fund is in discussions with NYSE Arca, Inc. to act as the index provider for the index. Once that arrangement has been finalized and NYSE Arca, Inc. has finalized the index methodology, the prospectus will be updated to finalize this information, which will be reflected in a future pre-effective amendment to the registration statement.

12.    Comment:

Revise the disclosure to clarify whether the Fund may “also invest in cash deposits, money market instruments or treasuries” as a principal investment strategy or only as a temporary defensive position.

Response:

The disclosure has been clarified.

13.    Comment:

In light of the composition of the Fund’s 80% and 20% investment baskets it appears that, in the last sentence of the third paragraph, the word “may” should be replaced with the word “will.”

Response:

The disclosure has been revised accordingly.

Dominic Minore, Esq.

March 5, 2013

14.    Comment:

The disclosure indicates that normally the Fund will invest at least 80% of its total assets in the securities of the LocalShares Nashville Index. Based on this strategy, expand the last paragraph to disclose why “the Adviser expects that, over time, the correlation between the Fund’s performance and that of the LocalShares Nashville Index, before fees and expenses, will be 95% or better.” In this regard, disclose the types of investment in which the Fund may principally invest as part of its 20% investment basket, and whether investments constituting the 20% investment basket will be limited to those that are intended to assist the Fund’s overall portfolio track the LocalShares Nashville Index.

Response:

The Fund has revised its principal investment strategy to indicate that it intends to invest at least 90% of its total assets (exclusive of collateral held from securities lending) in securities that comprise the LocalShares Nashville Index. In normal circumstances, however, the Fund anticipates holding an even higher percentage of its assets in the securities that comprise the index. Accordingly, it anticipates a correlation of 95% of better. On page 5 of the prospectus, the Fund notes that investments in securities that do not comprise the index may be made in circumstances where the Sub-Adviser anticipates it will help the Fund track the index.

Principal Risks of Investing in the Fund (page 2)

New Fund Risk (page 2)

15.    Comment:

Expand the “New Fund Risk” disclosure also to state that the Fund may be liquidated at any time without shareholder approval, at a time that is not favorable for all of its shareholders, and that a liquidation will trigger income tax consequences to the Fund’s shareholders.

Response:

The Amendment has been revised accordingly.

Lack of Diversification Risk (page 3)

16.    Comment:

Disclose, as of a recent date, the largest percentage of any one constituent security represented in the LocalShares Nashville Index.

Dominic Minore, Esq.

March 5, 2013

Response:

The Amendment includes additional disclosure regarding the maximum percentage that may be invested in the securities of any single issuer, which we believe will be more useful information for an investor.

Geographic Concentration Risk (page 3)

17.    Comment:

Expand the disclosure to specifically identify any material risk pertaining to the Nashville, Tennessee region that may have a material impact on the Fund’s investing substantially all of its assets in the securities of companies that have their headquarters or principal place of business located in the Nashville, Tennessee region.

Response:

The Amendment includes expanded disclosure regarding natural and other disasters specific to the Nashville, Tennessee region. The Fund believes that it has identified the material risks pertaining to the Nashville, Tennessee region that may have a material impact on the Fund.

Healthcare Sector Risk (page 3)

18.    Comment:

Disclose, as of a recent date, the approximate percentage of the Local Shares Nashville Index constituent securities represented by the healthcare sector.

Response:

The Amendment has been revised accordingly.

Small-Capitalization (page 3)

19.    Comment:

It appears that the Fund may also invest a relatively large percentage of its assets in micro-cap companies. If it may do so, then also add a separate risk factor in respect of such investments.

Response:

Currently, only one of the 23 companies in the working model of the index has a market capitalization of less than $300 million. Accordingly, we do not believe additional disclosure regarding micro-cap investments is necessary. We will continue to monitor the composition of the index, however, and will add disclosure on this point if it becomes relevant in the future.

Dominic Minore, Esq.

March 5, 2013

Additional Information about the Fund’s Investment Strategies and Risks (page 5)

20.    Comment:

Provide all of the disclosure required by Item 9 of Form N-1A.

Response:

The disclosure has been revised accordingly.

General (page 5)

21.    Comment:

Disclose the characteristics of the Nashville, Tennessee market that “are especially conducive to the economic success, and therefore to the investment performance of publicly traded companies headquartered in” that local market.

Response:

The Amendment has deleted this discussion and no longer contains the quoted language.

Principal Investment Strategies (page 5)

22.    Comment:

Expand the disclosure to explain how the investments described in the last sentence will help the Fund track the LocalShares Nashville Index. Also clarify whether the Fund’s 20% investment basket will be limited to the securities described in the last sentence.

Response:

The Amendment has revised this discussion and clarified the points raised in this comment.

Dividends and Distributions (page 8)

23.    Comment:

Disclose that stockholders who receive distributions in the form of additional shares of the Fund will nonetheless be required to pay applicable federal, state or local taxes on the reinvested dividends but will not receive a corresponding cash distribution with which to pay any applicable tax. Also disclose that reinvested dividends increase the Fund’s assets on which a management fee are payable to the Adviser and the Sub-Adviser.

Response:

The Amendment has been revised accordingly.

Dominic Minore, Esq.

March 5, 2013

Statement of Additional Information

Investment Company Securities (page 3)

24.    Comment:

In the second paragraph, clarify that the Fund’s shareholders will also indirectly bear a proportionate share of the Fund’s investments in the securities of other investment companies.

Response:

The Amendment has been revised accordingly.

Repurchase Agreements (page 4)

25.    Comment:

Clarify that repurchase agreements constitute loans that are made by the Fund. Also specify the maximum percentage of the Fund’s total assets that can be invested in repurchase agreements.

Response:

The Fund does not intend to enter into repurchase agreements and has deleted the section entirely.

Securities Lending (page 4)

26.    Comment:

Specify the maximum percentage of Fund assets that may be devoted to securities lending.

Response:

The Amendment states that the maximum percentage of Fund assets that may be devoted to securities lending is 10%.

27.    Comment:

Disclose that the costs of securities lending do not appear in the Fund’s fee table. Also disclose, if true, that the Fund bears the entire risk of loss on any reinvested collateral received in connection with securities lending.

Response:

The disclosure has been revised accordingly.

Dominic Minore, Esq.

March 5, 2013

28.    Comment:

Expand the first paragraph to clarify that the Fund’s Board of Trustees has a fiduciary obligation to recall a loan in time to vote proxies if it has knowledge that a vote concerning a material event regarding the securities will occur.

Response:

The disclosure has been revised accordingly.

Future Developments (page 5)

29.    Comment:

In your response letter, confirm to the staff that the Fund will sticker the prospectus or SAI, as applicable, to provide relevant explanatory and risk disclosure pertaining to the “other” securities contracts and investments in which it may in the future invest.

Response:

The Fund confirms that it will sticker the prospectus or SAI, as applicable, to provide relevant explanatory and risk disclosure pertaining to the “other” securities contracts and investments in which it may in the future invest.

Non-Fundamental Policies (page 7)

30.    Comment:

The first six “non-fundamental investment policies” should instead be recast as fundamental investment policies of the Fund. Also expand the disclosure to provide a definition of “fundamental investment policy.”

Response:

The Amendment revises the disclosure accordingly.

31.    Comment:

Add a fundamental policy regarding the Fund’s ability to concentrate its investments.

Response:

The Amendment includes a fundamental policy regarding concentration of investments.

Dominic Minore, Esq.

March 5, 2013

32.    Comment:

Add narrative disclosure to briefly describe what is “permitted under the 1940 Act” where such phrase is used in respect of the applicable investment policies.

Response:

The disclosure has been revised accordingly.

33.    Comment:

Add a non-fundamental investment restriction prohibiting the Fund from purchasing any security while outstanding borrowings by the Fund represent more than 5% of the Fund’s total assets. In the alternative, add leverage risk disclosure to the prospectus.

Response:

The Amendment includes a more detailed discussion of borrowings, which addresses the 5% limitation and the leverage risk created by borrowings.

34.    Comment:

Add a non-fundamental investment policy setting forth the maximum percentage of the Fund’s assets that could be mortgaged, pledged, hypothecated or in any manner constitute security for indebtedness.

Response:

The disclosure has been revised accordingly.

35.    Comment:

The Fund’s limitation on investing in illiquid securities, currently described on page 3, should also be presented as a non-fundamental investment policy of the Fund.

Response:

The Amendment revises the disclosure accordingly.

Placement of Redemption Orders for the Fund Outside the Clearing Process (page 22)

36.    Comment:

Please confirm that any “redemption transaction fee and additional charge for requested cash redemptions” or any other redemption transaction fee together will not exceed 2%. See Rule 22c-2 under the 1940 Act.

Dominic Minore, Esq.

March 5, 2013

Response:

The Fund confirms that any redemption fees in the aggregate will not exceed 2% of the value of the shares redeemed in accordance with Rule 22c-2.

Federal Tax Treatment of Certain Fund Investments (page 26)

37.    Comment:

In your response letter, confirm that the Fund will not engage in any, of the transactions described in the first sentence of this section. In the alternative, provide prospectus and/or SAI explanatory and risk disclosure, as applicable. See generally Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010).

Response:

The Fund does not intend to engage in the transactions noted in the first sentence of this section. Accordingly, the section “Federal Tax Treatment of Certain Fund Investments” has been deleted in its entirety in the Amendment.

Part C - Other Information

Item 35. Undertakings.

38.    Comment:

In your response letter, please advise the staff which category of “persons,” either Authorized Participants or retail investors, the Trust intends to use when determining whether it has reached the 25 persons threshold referenced in its undertaking. If the Trust intends to use Authorized Participants in this regard, then also advise us why this approach is consistent with section 14 of the 1940 Act and the approximate date by which the Trust would expect to file its audited financial statements.

Response:

The Fund intends to satisfy the provisions of Section 14(a) of the 1940 Act and will include audited financial statements in its registration statement prior to effectiveness.

39.    Comment:

Provide the undertaking required by Rule 484 of Regulation C under the Securities Act.

Response:

The statement required by Rule 484 has been added to the Amendment.

Dominic Minore, Esq.

March 5, 2013

Signatures

40.    Comment:

At the time the registration statement was originally filed, Elizabeth S. Courtney was the sole initial trustee of the Trust. Prior to effectiveness of the registration statement, the Trust must have a board of trustees whose composition complies with the applicable provisions of the Investment Company Act of 1940. Additionally, please note the signature requirements of section 6(a) of the Securities Act of 1933, which requires that the registration statement also be signed by a majority of the Trust’s Board of Trustees, its principal executive officer, its principal financial officer and its principal accounting officer or comptroller.

Response:

At this time, Elizabeth S. Courtney remains the sole initial trustee of the Trust. The board of trustees be constituted and officers appointed shortly. Such trustees and officers will sign the next pre-effective amendment to the registration statement. All required information relating to the board and officers of the trust will be provided in the next pre-effective amendment.

*    *    *    *    *

If you should have any questions on the foregoing, please do not hesitate to contact me at 202.414.9483.

Sincerely,

/s/ Mary T. Payne

Mary T. Payne

Enclosure

cc:    Elizabeth S. Courtney